ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-137902
Dated January 12, 2007

Deutsche Bank

Product Snapshot
7 Year Non-Call 1 Year Floater Spread Range Notes
Indicative Terms Only – January 12, 2007

Sample Structure:

- **Issuer:** Deutsche Bank AG, London Branch (Aa3)
- **Underlying Rates:** 30-Year CMS Rate and 2-Year CMS Rate
- **Maturity:** 7 years
- **Interest Rate:**
  Year 1   6.50% - 7.00% (to be set on the trade date)
  Years 2 – 7 (if not called)   6.50% - 7.00% (to be set on the trade date), subject to the Range Condition
  Quarterly interest payments, 30/360
- **Range Condition:** 30-Year CMS Rate is equal to or greater than the 2-Year CMS Rate
- **Call Provision:** Callable by the Issuer 1 year from the issue date and quarterly thereafter

Positioning:

- Investor is guaranteed to receive a coupon of between 6.50% and 7.00% (to be set on the trade date), for 1 year. Thereafter, the investor receives a proportion of the maximum coupon of between 6.50% and 7.00% to be determined on the trade date equal to the percentage of time during the applicable reference period that the 30-Year CMS Rate is equal to or greater than the 2-Year CMS Rate.
- Out of 3311 business days since May 1994, the 30-Year CMS Rate has been lower than the 2-Year CMS Rate for only 9 business days and never by more than 0.0410%.*
- Since 1994 the average difference between the 30-Year CMS Rate and the 2-Year CMS Rate has been 132bps.*



CMS30 - CMS2 Steepness
(May 5, 1994 to January 11, 2007)

Average: 1.32%



CMS30 - CMS2 Historical Distribution
(May 5, 1994 to January 11, 2007)

*Past results do not indicate future performance

Upside Scenario:

- The spread between the 30-Year CMS Rate and the 2-Year CMS Rate (the "Spread") remains positive for a significant portion of the coupon period.

Downside Scenario:

- The Notes are principal protected. Although the Notes may pay zero coupon after the first year, Investor will always receive a payment at maturity equal to the principal amount of the Notes, subject to Issuer credit risk. (See next page for "Risk Considerations")

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this product snapshot relates. Before you invest, you should read the prospectus in that registration statement and the other documents, including term sheet No. 10, relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, term sheet No. 10 and this product snapshot if you so request by calling toll-free 1-800-311-4409.



Risk Considerations:

- **The Notes may not pay interest after the first year.**
- **The Notes may be called by the Issuer one year from the issue date and quarterly thereafter.**
- **Liquidity and Market Risk – The Notes will not be listed on a securities exchange. DBSI intends to maintain an indicative secondary market via Bloomberg (DBUS <GO>), but two-sided liquidity may be limited.**
- **Credit Risk – Investors are assuming the credit risk of the issuer.**

Hypothetical Analysis for a Coupon Period:

Because the 30-Year CMS Rate and the 2-Year CMS Rate may be subject to significant fluctuations, it is not possible to present a chart or table illustrating the complete range of hypothetical interest payments during the term of the Notes. The Interest Rate on the Notes during the first year will be set on the trade date and will be between 6.50% and 7.00%. Thereafter, the Interest Rate for each Interest Period will be calculated by multiplying a base rate, which will be set on the trade date and will be between 6.50% and 7.00%, by the quotient of (a) the number of calendar days in such Interest Period for which the Spread is greater than or equal to 0 (N), divided by (b) the number of calendar days in that Interest Period (D).

Presented below are examples of hypothetical Interest Rates for Interest Periods occurring a year or more from the Issue Date. These examples are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that fluctuations in the Spread could have on the interest payments, assuming all other variables remain constant.

The hypothetical examples presented below assume that there are exactly 90 calendar days in each Interest Period (D) and that the Base Rate on the Notes after the first year is equal to 6.75% per annum. Accordingly, the Interest Rate = 6.75% x N/90.

Example 1:
The 30-Year CMS Rate exceeds the 2-Year CMS Rate on every day in the Interest Period.
N = 90 and the Interest Rate per annum = 6.75% x 90/90 = 6.75%.

Example 2:
The 30-Year CMS Rate exceeds the 2-Year CMS Rate on only 60 days in the Interest Period.
N = 60 and the Interest Rate per annum = 6.75% x 60/90 = 4.50%.

Example 3:
The 30-Year CMS Rate exceeds the 2-Year CMS Rate on only 30 days in the Interest Period.
N = 30 and the Interest Rate per annum = 6.75% x 30/90 = 2.25%.

Example 4:
The 30-Year CMS Rate exceeds the 2-Year CMS Rate on only 15 days in the Interest Period.
N = 15 and the Interest Rate per annum = 6.75% x 15/90 = 1.125%.

Example 5:
The 30-Year CMS Rate does not exceed the 2-Year CMS Rate on any day in the Interest Period.
N = 0 and the Interest Rate per annum = 6.75% x 0/90 = 0.000%.



Hypothetical Analysis of Effects of Fluctuations in Interest Rates on Estimated Prices

The hypothetical mid-market prices set forth in the tables below are estimated as of January 11, 2007. These prices reflect an estimate of the value of the Notes under the scenarios set forth below without any downward or upward adjustments for bid or ask prices. Effective Duration is the measure of responsiveness of the hypothetical mid-market prices of the Notes to fluctuations in the USD swap curve, taking into account that interest payments on the Notes after the first year, if any, and the likelihood of an Issuer call may fluctuate in response to changes in the level of the Spread and interest rates in general. (The USD swap curve is a yield curve comprising rates for different swap maturities, *e.g.*, 1, 2, 3, 4, 5, 7, 10 and 30 years). Hypothetical Analysis results will be different at different points in time during the term of the Notes. Changes in market conditions and actual results are not limited to the scenarios below and will vary, perhaps materially, from the analysis.

The Notes will not be listed on a securities exchange and, therefore, there may be little or no secondary market for the Notes. Deutsche Bank AG and its affiliates may act as market makers for the Notes but are not required to do so. Accordingly, the hypothetical mid-market prices set forth below are provided for purposes of illustration only, and do not guarantee that investors will be able to trade their Notes at such prices, or at any prices, at any time during the term of the Notes.

Parallel Shift: The table below illustrates changes in Effective Duration and hypothetical mid-market prices of the Notes resulting from an instantaneous parallel shift in the entire USD swap curve from its level on January 11, 2007 by the number of basis points specified below. A parallel shift in the entire USD swap curve will affect the mid-market price of the Notes even though the Spread and, therefore, the Interest Rate payable on the Notes for the relevant Interest Period, will remain unchanged.

Parallel Shift									
Basis Points	**-100**	**-75**	**-50**	**-25**	**0**	**25**	**50**	**75**	**100**
Effective Duration	2.42	2.62	2.83	2.98	3.11	3.23	3.40	3.53	3.64
Estimated Mid-Market Price %	102.80	102.17	101.49	100.76	100.00	99.21	98.38	97.52	96.62

Steepening Shift: The table below illustrates changes in the hypothetical mid-market prices of the Notes resulting from an instantaneous change in the USD swap curve above the 2-Year CMS Rate and, therefore, the spread between the 30-Year CMS Rate and the 2-Year CMS Rate points on the USD swap curve, from its level on January 11, 2007. The table below assumes that the 2-Year CMS Rate remains constant, whereas the 30-Year CMS Rate fluctuates by the number of basis points specified below.

Steepening Shift									
Basis Points	**-100**	**-75**	**-50**	**-25**	**0**	**25**	**50**	**75**	**100**
Effective Duration	4.00	3.84	3.77	3.45	3.11	2.52	2.06	1.73	1.63
Estimated Mid-Market Price %	85.29	88.69	92.78	96.80	100.00	102.03	103.09	103.54	103.85